UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of October 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      X

Reuters:          EDPP.IN / EDP.N

Bloomberg:    EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Miguel Viana, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Ricardo Farinha

Phone +351 210012834

Fax:    +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

EDP DECIDED TO EXERCISE THE CALL OPTION ON OPTEP

In accordance with EDP – Energias de Portugal, S.A. (“EDP”) market communication released on July 27, 2006, EDP established on that date with Thorn Finance, S.A. (“Thorn”) a call option to acquire the entire share capital and accessory capital of OPTEP – Sociedade Gestora de Participações Sociais, S.A. (“OPTEP”), should the roll-up of 093X – Telecomunicações Celulares, S.A. (“093X”) into the share capital of Sonaecom, SGPS, S.A. (“Sonaecom”) take place.

With the conclusion of this roll-up operation, through the subscription by 093X of 58,300,000 shares of Sonaecom – made within the scope of the share capital increase, which public deed was consented on October 18, 2006 – EDP decided to exercise the call option to acquire the entire share capital and accessory capital of OPTEP. This transaction should take place on next November 2, after what Sonaecom’s shares will be indirectly held by EDP.

Moreover, it is worth mentioning that OPTEP’s shares, by the time of their disposal by EDP on March 2002, were the object of a Total Return Swap (“TRS”), which with the acquisition of OPTEP shares by EDP will no longer be valid.

With the cessation of the TRS, EDP will recognize a financial loss or gain which will amount to the difference between €315 million (initial reference value for the TRS) and the market value of Sonaecom shares (at the closing price of the previous day) held by 093X, which is fully owned by OPTEP.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.  Listed Company  Head Office: Praça Marquês de Pombal,12  1250-162 Lisboa  Portugal

Share Capital € 3 656 537 715  Registered with the Commercial Registry Office of Lisbon under no. 500697256  Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 27, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer